Dreyfus Tax Exempt Cash Management
Statement of Investments
October 31,2005 (Unaudited)

Tax Exempt Investments--104.9%	Principal Amount ($)	Value ($)
Alabama--4.3%		
DCH Health Care Authority, Health Care Facilities Revenue		
2.71% (LOC; Regions Bank)	10,000,000 a	10,000,000
Jefferson County:		
Limited Obligation School Warrants		
2.71% (Insured: AMBAC and Liquidity Facility; DEPFA Bank)	21,000,000 a	21,000,000
Sewer Revenue, Refunding:		
2.74% (Insured; XLCA and Liquidity Facility; Societe Generale)	10,000,000 a	10,000,000
2.74% (Insured; XLCA and Liquidity Facility; Bank of Nova Scotia)	43,700,000 a	43,700,000
2.74% (Insured; XLCA and Liquidity Facility; JPMorgan Chase Bank)	25,000,000 a	25,000,000
2.74% (Insured; XLCA and Liquidity Facility; Bank of America)	10,000,000 a	10,000,000
Arkansas--.3%		
Benton County Public Facilities Board,		
College Parking Revenue (Northwest Arkansas Community)		
2.72% (LOC; Regions Bank)	8,250,000 a	8,250,000
Arizona--1.6%		
ABN AMRO Munitops Certificate Trust,		
Sales Tax Revenue (Civic Plaza Expansion Project)		
2.74% (Insured; FGIC and Liquidity Facility; ABN-AMRO)	13,700,000 a	13,700,000
Phoenix Civic Improvement Corp., Water System Revenue		
2.74% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	20,000,000 a	20,000,000
Salt River Project, Agricultural Improvement and		
Power District, Water and Sewer Revenue, CP		
2.65%, 11/10/2005 (Liquidity Facility: Bank of America, Bank One,		
Citibank, JPMorgan Chase Bank, M & T Bank and Wells Fargo Bank)	11,000,000	11,000,000
California--1.4%		
California Statewide Communities Development Authority,		
Nursing Home Revenue (Kaiser Permanente) 2.68%	40,000,000 a	40,000,000
Colorado--2.7%		
Colorado Educational and Cultural Facilities Authority, Revenue		
(EOP Charlotte JW, LLC Project)		
2.74% (LOC; KBC Bank)	10,000,000 a	10,000,000
Colorado Health Facilities Authority, Revenue		
(Sisters of Charity of Leavenworth Health System)		
2.70% (Liquidity Facility; JPMorgan Chase Bank)	10,000,000 a	10,000,000
Denver Urban Renewal Authority, Tax Increment Revenue		
2.79% (Liquidity Facility; Merrill Lynch)	12,495,000 a	12,495,000
Lower Colorado River Authority, Revenue, CP		
2.65%, 12/8/2005 (Liquidity Facility; JPMorgan Chase Bank)	43,100,000	43,100,000

Delaware--.5%

Delaware Economic Development Authority, MFHR		
(School House Project) 2.85% (LOC; HSBC Bank USA)	13,500,000 a	13,500,000

District of Columbia--1.8%

District of Columbia:		
(American College of Cardiology)		
2.70% (LOC; Suntrust Bank)	13,200,000 a	13,200,000
CP (National Academy of Science)		
2.75%, 11/17/2005 (Insured; AMBAC and Liquidity Facility; Nationsbank)	11,000,000	11,000,000
(Georgetown Day School Issue)		
2.70% (LOC; Suntrust Bank)	19,000,000 a	19,000,000
GO Notes (Merlots Program) 2.72% (Insured; AMBAC		
and Liquidity Facility; Wachovia Bank)	7,325,000 a	7,325,000

Florida--6.5%

Broward County Health Facilities Authority, Revenue		
(John Knox Village of Florida Inc. Project)		
2.85% (Insured; Radian and Liquidity Facility; SunTrust Bank)	4,735,000 a	4,735,000
Capital Projects Finance Authority, Revenue		
(Capital Projects Loan Program)		
2.73% (Insured; FSA and LOC; SunTrust Bank)	7,650,000 a	7,650,000
Jacksonville, CP 2.65%, 11/14/2005 (LOC; Landesbank Baden-Wurttemburg)	8,160,000	8,160,000
Jacksonville Electric Authority, Revenue, CP:		
2.54%, 11/9/2005 (Liquidity Facility; JPMorgan Chase Bank)	10,000,000	10,000,000
2.65%, 11/14/2005 (Liquidity Facility; Dexia Credit Locale)	20,000,000	20,000,000
2.65%, 11/14/2005 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	38,200,000	38,200,000
Jacksonville Health Facilities Authority, Revenue		
CP (Mayo Foundation)		
2.65%, 12/20/2005	10,445,000	10,445,000
Kissimmee Utility Authority,		
Electric System Revenue, CP		
2.70%, 11/14/2005 (Liquidity Facility; JPMorgan Chase Bank)	10,000,000	10,000,000
Lee County Hospital Board of Directors,		
HR (Lee Memorial Health System)		
2.75% (Liquidity Facility; Bank of America)	6,000,000 a	6,000,000
Orange County Health Facilities Authority,		
Revenue, CP 2.80%, 12/22/2005 (LOC; SunTrust Bank)	13,000,000	13,000,000
Sunshine State Governmental Financing Commission, CP		
2.77%, 11/15/2005 (Liquidity Facility; DEPFA Bank)	40,000,000	40,000,000
Tampa, Educational Facilities Revenue		
(Trinity School for Children Project)		
2.75% (LOC; Regions Bank)	5,255,000 a	5,255,000
Tampa Bay Water, Utility System Revenue		
(Merlots Program) 2.72% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,670,000 a	5,670,000

Georgia--3.3%

Atlanta, Airport General Revenue		
(Hartsfield International Airport)		
2.70% (LOC; MBIA and Liquidity Facility; Bayerische Landesbank)	78,330,000 a	78,330,000
Gainsville and Hall County Development Authority,		

Health and Hospital Revenue (Lanier Village Estates)		
2.76% (Insured; Radian and Liquidity Facility; ABN-AMRO)	5,300,000 a	5,300,000
Residential Care Facilities for the Elderly Authority of Fulton County, Revenue		
(Canterbury Court Project)		
2.72% (LOC; HSH Nordbank)	7,500,000 a	7,500,000

Hawaii--.2%

Honolulu City and County, GO Notes		
2.28%, 12/1/2005 (Insured; FGIC and Liquidity Facility; FGIC)	4,700,000	4,700,000

Idaho--.2%

Idaho Housing and Finance Association, Nonprofit Facilities		
Revenue (Albertson College of Idaho Project) 2.72% (LOC; Key Bank)	4,250,000 a	4,250,000

Illinois--8.1%

Chicago:		
Board of Education		
2.74% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	11,965,000 a	11,965,000
GO Notes		
2.72% (Insured; FGIC and Liquidity Facility; Landesbank Baden-Wuerttemberg)	13,000,000 a	13,000,000
Illinois Educational Facilities Authority		
(Illinois Institute of Technology)		
2.74%, (LOC; Bank of Montreal)	16,760,000 a	16,760,000
Illinois Health Facilities Authority, Revenue		
CP (Evanston Hospital Corp.)		
2.60%, 11/3/2005	21,000,000	21,000,000
2.87%, 2/9/2006	10,000,000	10,000,000
2.87%, 2/9/2006	10,000,000	10,000,000
2.87%, 2/9/2006	10,000,000	10,000,000
2.87%, 2/16/2006	15,000,000	15,000,000
Illinois, GO Notes		
5.15%, 4/1/2006	10,000,000	10,094,900
(Merlots Program):		
2.72% (Insured; FSA and Liquidity Facility; Wachovia Bank)	16,915,000 a	16,915,000
2.72% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	9,960,000 a	9,960,000
(Rehabilitation Institute of Chicago Project)		
2.70% (LOC; Bank of America)	45,100,000 a	45,100,000
Regional Transportation Authority:		
2.70% (Liquidity Facility; DEPFA Bank)	20,000,000 a	20,000,000
GO Notes (Merlots Program)		
2.72% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,135,000 a	10,135,000
2.72% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4,925,000 a	4,925,000

Indiana--.9%

Indiana Health Facility Financing Authority,		
Health Facility Revenue (Clark Memorial Hospital Project)		
2.83% (LOC; JPMorgan Chase Bank)	8,960,000 a	8,960,000
Indianapolis Local Public Improvement Bond Bank		
Revenue Notes 4% 1/6/2006	16,000,000	16,039,960

Iowa--1.0%

Louisa County, PCR, Refunding		
(Midwest Power System Inc. Project) 2.77%	27,900,000 a	27,900,000
Kansas--1.2%		
Kansas City, MFHR, Refunding		
(Wood View Apartments Project) 2.71%		
(Insured; FHLB and Liquidity Facility; FHLB)	10,195,000 a	10,195,000
Midwest Tax-Exempt Bond Grantor Trust, Revenue		
3.04% (LOC; Huntington NB)	7,975,450 a	7,975,450
Wichita, GO Renewal and Improvment Temporary Notes		
3.67%, 2/9/2006	15,000,000	15,047,064
Kentucky--1.7%		
Jefferson County:		
Retirement Home Revenue		
(Nazareth Library Project) 2.72% (LOC; Fifth Third Bank)	12,390,000 a	12,390,000
Student Housing Industrial Building Revenue		
(University of Louisville Project)		
2.72% (LOC; Wachovia Bank)	19,535,000 a	19,535,000
Lexington-Fayette Urban County Government, Educational		
Building Revenue, Refunding (Lexington Christian)		
2.72% (LOC; Fifth Third Bank)	4,565,000 a	4,565,000
Newport, GO Notes, BAN 2.26%, 12/1/2005	11,800,000	11,800,000
Louisiana--3.6%		
Board of Supervisors of Louisiana State University		
and Agricultural and Mechanical College		
2.72% (LOC; AMBAC and Liquidity Facility; BNP Paribas)	15,290,000 a	15,290,000
Louisiana Local Government Environmental Facilities and		
Community Development Authority, Revenue		
(Merlots Program) 2.72% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	8,150,000 a	8,150,000
Louisiana Public Facilities Authority:		
CP (Christus Health)		
2.75%, 11/2/2005 (Insured; AMBAC and Liquidity Facility: Bank of America and	13,500,000	13,500,000
JPMorgan Chase Bank)		
HR (CP Program Hospital Equipment Financing)		
2.72% (LOC; Bank One)	33,300,000 a	33,300,000
LR 2.80% (Liquidity Facility; Societe Generale)	10,000,000 a	10,000,000
New Orleans, Sewage Service Revenue, BAN		
2.93%, 7/26/2006	10,000,000	10,005,825
Tobacco Settlement Financing Corporation of Louisiana, Revenue		
2.83% (Liquidity Facility; Merrill Lynch)	9,115,000 a	9,115,000
Maryland--1.7%		
Frederick County, Industrial Revenue, Refunding		
(Manekin-Frederick Facility)		
2.82% (LOC; M&T Bank)	2,975,000 a	2,975,000
Maryland Economic Development Corporation, Revenue		
(Legal Aid Bureau Inc. Facility)		
2.77% (LOC; M&T Bank)	2,590,000 a	2,590,000

Maryland Health and Higher Educational Facilities Authority,		
Revenue (Suburban Hospital)		
2.72% (Liquidity Facility; M&T Bank)	35,230,000 a	35,230,000
Montgomery County, EDR		
2.72% (LOC; M&T Bank)	6,000,000 a	6,000,000

Massachusetts--3.6%

Massachusetts Development Finance Agency:		
College and University Revenue (Suffolk University)		
2.77% (Insured; Radian Bank and Liquidity Facility:		
Bank of America and State Street Bank and Trust Co.)	31,100,000 a	31,100,000
Revenue:		
(Lesley University) 2.74% (LOC; Bank of America)	7,600,000 a	7,600,000
(Northfield Mount Harmon) 2.77% (Insured; Radian		
Bank and Liquidity Facility; Bank of America)	15,000,000 a	15,000,000
Massachusetts Health and Educational Facilities Authority,		
Nursing Home Revenue (Cape Cod Healthcare Inc.)		
2.76% (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	15,000,000 a	15,000,000
Pembroke, GO Notes, BAN		
3.95%, 8/3/2006	15,000,000	15,124,090
Silver Lake Regional School District,		
GO Notes, BAN 3.46%, 3/30/2006	14,550,000	14,601,125

Michigan--5.2%

Detroit, Sewage Disposal Revenue:		
(Merlots Program):		
2.72% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	22,060,000 a	22,060,000
2.72% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,205,000 a	10,205,000
Detroit Downtown Development Authority, LR		
Refunding (Millender Center Project)		
2.85% (LOC; HSBC Bank USA)	17,200,000 a	17,200,000
Detroit Water Supply System, Water Revenue		
(Merlots Program)		
2.72% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,480,000 a	10,480,000
Michigan Higher Education Facilities Authority,		
Revenue (Walsh College Project)		
2.74% (LOC; Commerce Bank)	10,845,000 a	10,845,000
Michigan Hospital Finance Authority, Revenue		
(Healthcare Equipment Loan Program)		
2.73% (LOC; Fifth Third Bank)	63,400,000 a	63,400,000
Michigan Municipal Bond Authority, RAN		
(Detroit School District) 3.71%, 3/21/2006 (LOC; JPMorgan Chase Bank)	10,000,000	10,043,012

Minnesota--.3%

Minneapolis, GO Notes, 2.94% 12/1/2005	9,400,000	9,403,443

Mississippi--1.1%

Medical Center Educational Building Corporation, Revenue		
(Pediatric and Research Facilities Project)		
2.71% (Insured; AMBAC and Liquidity Facility; Bank One)	15,840,000 a	15,840,000
Mississippi Development Bank, Special Obligation		

Revenue (Merlots Program)		
2.72% (Insured; AMBAC and Liquidity Facility, Wachovia Bank)	7,500,000 a	7,500,000
Mississippi Hospital Equipment and Facilities Authority,		
Revenue (Mississippi Methodist Hospital)		
2.90% (LOC; First Tennessee Bank)	5,935,000 a	5,935,000

Nebraska--1.2%

Nebhelp Inc., Revenue		
2.75% (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank)	31,780,000 a	31,780,000

Nevada--.4%

Clark County School District, GO Notes		
(Merlots Program)		
2.72% (Insured; FSA and Liquidity Facility; Wachovia Bank)	9,935,000 a	9,935,000

New Hampshire--1.6%

New Hampshire Health and Education Facility Authority,		
College and University Revenue (University System-New Hampshire)		
2.73% (Insured; XLCA and Liquidity Facility; State Street Bank and Trust Co.)	45,360,000 a	45,360,000

New Jersey--2.0%

Middlesex County, GO Notes, BAN		
3.19%, 1/9/2006	15,000,000	15,013,930
New Jersey, TRAN		
3.95%, 6/23/2006	20,000,000	20,144,589
Union County, GO Notes, BAN		
3.22%, 3/1/2006	20,000,000	20,034,415

New York--2.0%

Nassau County Tobacco Settlement Corporation, Revenue		
2.78% (Liquidity Facility; Merrill Lynch)	7,590,000 a	7,590,000
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue,		
CP 2.74%, 12/15/2005 (Liquidity Facility; Dexia Credit Locale and JPMorgan Chase Bank)	15,000,000	15,000,000
New York Counties Tobacco Trust I, Revenue		
2.78% (Liquidity Facility; Merrill Lynch)	21,525,000 a	21,525,000
Tobacco Settlement Financing Corporation of New York, Revenue		
2.76% (Liquidity Facility: Landesbank Hessen-Thuringen Girozentrale and Merrill Lynch)	10,000,000 a	10,000,000

North Carolina--.6%

North Carolina Capital Facilities Finance Agency, Revenue		
2.73% (Liquidity Facility; Goldman Sachs)	17,825,000 a	17,825,000

Ohio--3.5%

Akron Bath Copley Joint Township Hospital District,		
Health Care Facilities Revenue		
(Sumner Project) 2.72% (LOC; KBC Bank)	7,100,000 a	7,100,000
Cleveland-Cuyahoga County Port Authority,		

Revenue (Judson Project)		
2.75% (LOC; National City Bank)	11,505,000 a	11,505,000
Cuyahoga County, HR (Metrohealth System)		
2.74% LOC; National City Bank)	10,000,000 a	10,000,000
Franklin County, Health Care Facilities Revenue		
(Creekside at the Village Project) 2.72% (LOC; Key Bank)	7,250,000 a	7,250,000
Hamilton County, Hospital Facilities Revenue		
2.79% (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	55,000,000 a	55,000,000
Ohio State Higher Educational Facility, College and		
University Revenue (Ashland University Project)		
2.75% (LOC; Key Bank)	4,900,000 a	4,900,000

Oklahoma--1.5%

Tulsa County Industrial Authority, Capital Improvements Revenue		
2.90%, 11/15/2005 (Liquidity Facility; Bank of America)	40,000,000	40,000,000

Oregon--.7%

Oregon, Homeowner Revenue		
2.75% (LOC; Trinity Funding Group and Liquidity Facility; Merrill Lynch)	11,000,000 a	11,000,000
Salem Hospital Facility Authority, Revenue, Refunding		
(Capital Manor Inc. Project) 2.75% (LOC; Bank of America)	9,360,000 a	9,360,000

Pennsylvania--17.9%

Bethlehem Area School District, GO Notes		
2.73% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	20,000,000 a	20,000,000
Chester County Health and Educational Facilities Authority,		
Retirement Community Revenue		
(Kendal-Crosslands Communities Project)		
2.73% (LOC; Allied Irish Bank)	5,725,000 a	5,725,000
Dallastown Area School District, GO Notes		
2.75% (Insured; FGIC and Liquidity Facility; BNP Paribas)	4,600,000 a	4,600,000
Dauphin County General Authority, Revenue:		
2.73% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	49,700,000 a	49,700,000
2.73% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	14,640,000 a	14,640,000
(School District Pooled Financing Program II)		
2.73% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	80,465,000 a	80,465,000
Emmaus General Authority, Revenue:		
2.73% (LOC; DEPFA Bank)	13,075,000 a	13,075,000
2.73% (LOC; DEPFA Bank)	33,300,000 a	33,300,000
2.73% (LOC; DEPFA Bank)	13,500,000 a	13,500,000
2.73% (LOC; DEPFA Bank)	8,000,000 a	8,000,000
2.73% (LOC; DEPFA Bank)	11,100,000 a	11,100,000
2.73% (LOC; DEPFA Bank)	22,900,000 a	22,900,000
2.73% (LOC; DEPFA Bank)	5,000,000 a	5,000,000
2.73% (LOC; DEPFA Bank)	4,800,000 a	4,800,000
Local Government:		
2.73% (LOC; DEPFA Bank)	7,900,000 a	7,900,000
2.73% (LOC; DEPFA Bank)	10,600,000 a	10,600,000
Fayette County Hospital Authority, Refunding		
(Mount Macrina Manor Project)		
2.72% (LOC; National City Bank)	3,925,000 a	3,925,000
Lancaster County, GO Notes		

2.73% (Insured; FSA and Liquidity Facility; Royal Bank of Canada)	20,775,000 a	20,775,000
Lancaster County Hospital Authority, Revenue		
(Luthercare Project) 2.75% (LOC; M&T Bank)	13,705,000 a	13,705,000
Lebanon County Health Facilities Authority:		
Health Center Revenue (United Church of Christ Homes)		
2.70% (LOC; M&T Bank)	8,330,000 a	8,330,000
Revenue (Cornwall Manor Project)		
2.80% (Insured; Radian Bank and Liquidity Facility; Bank of America)	5,700,000 a	5,700,000
Montgomery County Higher Education and Health Authority,		
Private Schools Revenue		
(William Penn Charter) 2.72% (LOC; PNC Bank)	10,595,000 a	10,595,000
Montgomery County Industrial Development Authority, Revenue		
(Northwestern Human Services)		
2.70% (LOC; Commerce Bank)	13,930,000 a	13,930,000
New Garden General Authority, Municipal Revenue		
(Municipal Pooled Financing Program I)		
2.75% (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia		
and Dexia Credit Locale)	30,750,000 a	30,750,000
Pennsylvania, GO Notes		
(Merlots Program)		
2.72% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,830,000 a	5,830,000
Pennsylvania Higher Educational Facility Authority, Revenue		
(Student Association Housing Project)		
2.72% (LOC: Citizens Bank of Pennsylvania)	10,000,000 a	10,000,000
Schuylkill County, GO Notes		
2.75% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	6,710,000 a	6,710,000
Spring Grove Area School District, GO		
2.73% (Insured; FSA and Liquidity Facility; Dexia Credit Local)	17,500,000 a	17,500,000
West Cornwall Township Municipal Authority:		
GO Notes, Refunding (Bethlehem School District Project)		
2.73% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	28,600,000 a	28,600,000
Revenue (Pennsylvania General Government Loan Program)		
2.73% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	11,342,000 a	11,342,000
South Carolina--1.7%		
Charleston County School District Development Corporation,		
GO Notes, TAN 3.70%, 4/13/2006	24,400,000	24,528,123
Greer, Combined Utilities System Revenue		
(Merlots Program) 2.72% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	8,310,000 a	8,310,000
South Carolina Jobs Economic Development Authority,		
Health Facilities Revenue, Refunding		
(Episcopal Church Home) 2.80% (Insured; Radian Bank and	14,015,000 a	14,015,000
Liquidity Facility; Wachovia Bank)		
Tennessee--4.2%		
Blount County Public Building Authority, Revenue		
Local Government Public Improvement:		
2.72% (Insured; AMBAC and Liquidity Facility; Regions Bank)	4,535,000 a	4,535,000
2.72% (Insured; AMBAC and Liquidity Facility; Regions Bank)	6,500,000 a	6,500,000
2.72% (Insured; AMBAC and Liquidity Facility; Regions Bank)	5,000,000 a	5,000,000
Metropolitan Government Nashville and Davidson County		
2.74% (Insured; MBIA and Liquidity Facility; Citibank)	6,085,000 a	6,085,000
Sevier County Public Building Authority,		

Local Government Public Improvement Revenue:		
2.72% (Insured; AMBAC and Liquidity Facility; KBC Bank)	8,105,000 a	8,105,000
2.72% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentr	9,650,000 a	9,650,000
2.72% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentr	7,930,000 a	7,930,000
2.72% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentr	10,000,000 a	10,000,000
Water Revenue 2.72% (Insured; AMBAC and Liquidity Facility; KBC Bank)	12,500,000 a	12,500,000
Shelby County, GO Notes (Public Improvement)		
2.71% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	46,300,000 a	46,300,000

Texas--8.9%

Dallas Area Rapid Transit, Transportation Revenue		
(Merlots Program)		
2.72% (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank)	24,070,000 a	24,070,000
Harris County Health Facilities Development Corp., Refunding		
Revenue (Saint Lukes Hospital) 2.70% (LOC: Citibank and JPMorgan Chase Bank)	22,000,000 a	22,000,000
Houston, CP		
2.82%, 1/25/2006 (Liquidity Facility: Dexia Credit Locale and Landesbank		
Hessen-Thuringen Girozentrale)	15,800,000	15,800,000
Houston Independent School District, GO Notes		
(Permanent School Fund Guaranteed):		
2.73% (Liquidity Facility; Goldman Sachs)	25,800,000 a	25,800,000
2.73% (Liquidity Facility; Goldman Sachs)	11,340,000 a	11,340,000
Lufkin Health Facilities Development Corp.		
Health System Revenue, Refunding (Memorial Health Systems)		
2.78% (LOC; Allied Irish Banks PLC)	5,000,000 a	5,000,000
San Antonio:		
Electric and Gas Revenue, CP:		
2.80%, 1/19/2006 (Liquidity Facility: Bank of America and State Street Bank and Trust C	29,000,000	29,000,000
2.80%, 1/19/2006 (Liquidity Facility: Bank of America and State Street Bank and Trust C	3,500,000	3,500,000
Water Revenue:		
(Merlots Program) 2.72% (Liquidity Facility; Wachovia Bank)	10,000,000 a	10,000,000
Refunding 2.73% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	18,450,000 a	18,450,000
Texas:		
TRAN 4.50%, 8/31/2006	75,600,000	76,498,683
2.74% (Liquidity Facility; Merrill Lynch)	4,165,000 a	4,165,000

Utah--.7%

Intermountain Power Agency, Power Supply Revenue		
2.77%, 3/15/2006 (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-		
Thuringen Girozentrale)	10,000,000	10,000,000
Utah Water Finance Agency, Water Revenue		
2.74% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	10,000,000 a	10,000,000

Vermont--.8%

ABN AMRO Munitops Certificate Trust,		
Revenue (University of Vermont and State Agriculture College)		
2.75% (Insured; MBIA and Liquidity Facility; ABN-AMRO)	14,995,000 a	14,995,000
Vermont Educational and Health Buildings Financing Agency:		
College and University Revenue (Capital Asset		
Financing Program) 2.83% (LOC; M&T Bank)	920,000 a	920,000
Revenue (Rutland Regional Medical Project)		
2.76% (Insured; Radian Bank and Liquidity Facility; Bank of America)	5,655,000 a	5,655,000

Virginia--1.2%

Alexandria Industrial Development Authority, Revenue (Institute for Defense Analyses)		
2.72% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	14,690,000 a	14,690,000
Norfolk Redevelopment and Housing Authority, Revenue (Retirement Community) 2.72% (LOC; HSH Nordbank AG)	10,000,000 a	10,000,000
Tobacco Settlement Financing Corporation of Virginia 2.78% (Liquidity Facility; Merrill Lynch)	7,500,000 a	7,500,000

Washington--3.3%

Washington, GO Notes (Merlots Program):		
2.72% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	20,005,000 a	20,005,000
2.72% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,945,000 a	5,945,000
Washington Health Care Facilities Authority, Revenues (Seattle Cancer Care):		
2.72% (LOC; Key Bank)	4,250,000 a	4,250,000
2.72% (LOC; Key Bank)	20,655,000 a	20,655,000
Washington Higher Education Facilities Authority, Revenue (Saint Martins College Project)		
2.75% (LOC; U.S. Bank NA)	6,910,000 a	6,910,000
Washington Housing Finance Commission Nonprofit Housing Revenue (Horizon House Project)		
2.72% (LOC; Bank of America)	20,000,000 a	20,000,000
Washington Public Power Supply System Project Number 3, Electric Revenue, Refunding		
2.72% (Insured; MBIA and Liquidity Facility; Credit Suisse First Boston)	12,890,000 a	12,890,000

Wisconsin--.4%

Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Revenue		
2.79% (Liquidity Facility: Lloyds TBS Bank and Merrill Lynch)	6,180,000 a	6,180,000
Wisconsin Health and Educational Facilities Authority, Revenue (Saint Johns Communities)		
2.75% (Insured; Radian and Liquidity Facility; Marshall and Ilsley Bank)	6,000,000 a	6,000,000

Wyoming--1.1%

Natrona County, HR (Wyoming Medical Center Project)		
2.73% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	29,760,000 a	29,760,000

Total Investments (cost $2,896,976,608)	**104.9%**	**2,896,976,608**
Liabilities, Less Cash and Receivables	**(4.9%)**	**(136,586,224)**
Net Assets	**100.0%**	**2,760,390,384**

Summary of Abbreviations

ACA	American Capital Access
AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	86.3
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	10.7
Not Rated c		Not Rated c		Not Rated c	3.0
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager
   to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.